ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77C

On September 17, 2014, a Special Meeting of the shareholders of Natural Resources Trust and Bond PS Series was held at 601 Congress Street, Boston, Massachusetts 02210 at 10:00 a.m. Eastern Time for the purpose of considering and voting upon:

Natural Resources Trust

Proposal One: Approval of an Agreement and Plan of Reorganization providing for the reorganization of Natural Resources Trust into Global Trust

PROPOSAL ONE PASSED ON September 17, 2014.

For	Against	Abstain
11,514,114.941	496,892.277	966,409.729

Proposal Two: Approval of an Agreement and Plan of Reorganization providing for the reorganization of Bond PS Series into Bond Trust

PROPOSAL TWO PASSED ON September 17, 2014.

For	Against	Abstain
13,915,426.572	0	0